April 25, 2019

Rudi Hudaya
Chief Executive Officer
RMD Entertainment Group, Inc.
Jl. Gaharu No. 2B
Graha Harmoni Building, 5th Floor
Kota Medan, Sumatera Utara 20235
Indonesia

       Re: RMD Entertainment Group, Inc.
           Form 10-12G
           Filed April 1, 2019
           File No. 000-56041

Dear Mr. Hudaya:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 filed April 1, 2019

Item 1. Business
Employees, page 3

1. On page 3, you disclose that as of March 28, 2019, you had no full-time or part-time employees. However, in the second full risk factor on page 4, you state that your success depends largely upon your officers' continued contributions, including those of Rudi
      Hudaya, your Chief Executive Officer and current key employee. Furthermore, on page
      16, you disclose that you entered into an employment agreement with William Alessi on
      July 27, 2017. Please revise to reconcile your disclosure. If applicable, also please file
      Mr. Alessi's employment agreement as an exhibit to the Form 10. Refer to Item
      601(b)(10) of Regulation S-K.
 Rudi Hudaya
FirstName LastNameRudi Hudaya
RMD Entertainment Group, Inc.
Comapany NameRMD Entertainment Group, Inc.
April 25, 2019
April 2 2019 Page 2
Page 25,
FirstName LastName
Item 1A. Risk Factors, page 3

2. It appears that your officers and directors are residents of Indonesia. If applicable, please include a risk factor to discuss the difficulty of enforcing judgments against residents of a foreign country.
Item 2. Management's Discussion and Analysis of Financial Condition and Results
of
Operations
Summary of any product research and development that we will perform..., page
12

3. We note your disclosure that you are a shell company. Please revise to provide risk factor disclosure that highlights the consequences of your shell company status, including the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.
Item 5. Directors and Executive Officers, page 14

4. Please revise to disclose the first names of Messrs. Stevens and Jovianto.
5. Please reconcile your disclosure in this section regarding the number of directors and officers you currently possess with your disclosure in the preceding section, which indicates that as a group, your officers and directors consist of six persons.
Involvement in Certain Legal Proceedings, page 15

6. Please provide the required disclosure for the past ten years, rather than five. Please refer to Item 401(f) of Regulation S-K.
Item 7. Certain Relationships and Related Transactions..., page 16

7. We note that your disclosure refers to transactions with related persons that exceed
         $120,000. Please note that as a smaller reporting company, you must disclose transactions that exceed the lesser of $120,000 or one percent of the average of your total assets at year-end for the last two completed fiscal years. Based on your audited financial statements, it appears that the threshold for you to disclose related party transactions is significantly less than $120,000. In particular, we note the related party transactions disclosed in Note 7 to your financial statements. Please see Item 404(d) of Regulation S-
         K, and revise as necessary to describe the correct threshold and all related party transactions meeting that threshold.
General

8. Please be advised that your registration statement will automatically become effective
         60 days after the initial filing date. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have
 Rudi Hudaya
RMD Entertainment Group, Inc.
April 25, 2019
Page 3
         not cleared comments. If you do not wish to incur those obligations until you have cleared comments, you may wish to consider withdrawing your registration statement before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Marc Thomas at 202-551-3452 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameRudi Hudaya                                Sincerely,
Comapany NameRMD Entertainment Group, Inc.
                                                             Division of
Corporation Finance
April 25, 2019 Page 3                                        Office of
Financial Services
FirstName LastName